Filed Pursuant to Rule 424(b)(2)

File Number 333-126811

Pricing Supplement dated April 21, 2006

Pricing Supplement to the Prospectus dated September 21, 2005 and the Prospectus Supplement dated September 22, 2005

$8,000,000

BARCLAYS BANK PLC

Medium-Term Notes, Series A, No. E-074

100% Principal Protected Notes due April 28, 2011

Linked to the Performance of a Basket of Equity Indices

Issuer:	Barclays Bank PLC

Issue Date:	April 27, 2006

Maturity Date:	April 28, 2011

Coupon:	We will not pay you interest during the term of the Notes.

Basket:	A basket consisting of weighted allocations of stock indices. The stock indices (and their weight in the basket) are: the S&P 500® Index (50%), the Dow Jones EUROSTOXX 50® Index (25%) and the Nikkei 225™ (25%) (each, a “Basket Index” and, collectively, the “Basket Indices”).

Participation Rate:	132.00%

Payment at Maturity:	At maturity, you will receive a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the basket return, which may be zero.

Basket Return:	The basket return equals the basket performance times the participation rate times $1,000. If the basket performance is zero or negative, the basket return will equal zero.

Basket Performance:	The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the Basket Indices between April 25, 2006 (the “initial valuation date”) and April 26, 2011 (the “final valuation date”), inclusive. The basket performance will be calculated as follows:

where,

C(i) Final = Reference Price of each Basket Index C(i) on the final valuation date

C(i) Initial = Reference Price of each Basket Index C(i) on the initial valuation date

W(i) = Weighting of each Basket Index C(i)

For the definition of Reference Price, see page PS-21.

Listing:	The Notes will be not listed on any U.S. securities exchange or quotation system.

CUSIP Number:	06738C JY 6

See “Risk Factors” beginning on page PS-7 of this pricing supplement for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	99%	1%	99%
Total	$7,920,000	$80,000	$7,920,000

Barclays Capital

Pricing Supplement dated April 27, 2006

PRICING SUPPLEMENT

PRICING SUPPLEMENT SUMMARY	PS-1
RISK FACTORS	PS-7
THE BASKET	PS-12
VALUATION OF THE NOTES	PS-20
SPECIFIC TERMS OF THE NOTES	PS-20
USE OF PROCEEDS AND HEDGING	PS-24
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS	PS-26

PROSPECTUS SUPPLEMENT

THE BARCLAYS BANK GROUP	S-1
USE OF PROCEEDS	S-1
DESCRIPTION OF MEDIUM-TERM NOTES	S-1
FORM, DENOMINATION AND LEGAL OWNERSHIP OF NOTES	S-5
PAYMENT AND PAYING AGENTS	S-5
RISK FACTORS RELATING TO INDEXED NOTES	S-9
RISK FACTORS RELATING TO NOTES DENOMINATED OR PAYABLE IN OR LINKED TO A NON-U.S. DOLLAR CURRENCY	S-11
EMPLOYEE RETIREMENT INCOME SECURITY ACT	S-14
PLAN OF DISTRIBUTION	S-14
VALIDITY OF SECURITIES	S-16

PROSPECTUS

FORWARD LOOKING STATEMENTS	1
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE	1
PRESENTATION OF FINANCIAL INFORMATION	1
THE BARCLAYS BANK GROUP	2
USE OF PROCEEDS	2
RATIOS OF EARNING TO FIXED CHARGES AND PREFERENCE SHARE DIVIDENDS AND OTHER APPROPRIATIONS	3
CAPITALIZATION AND INDEBTEDNESS	4
DESCRIPTION OF DEBT SECURITIES	5
DESCRIPTION OF PREFERENCE SHARES	25
DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS	31
DESCRIPTION OF SHARE CAPITAL	36
TAX CONSIDERATIONS	37
PLAN OF DISTRIBUTION	51
SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES	54
WHERE YOU CAN FIND MORE INFORMATION	54
FURTHER INFORMATION	55
VALIDITY SECURITIES	55
EXPERTS	55
EXPENSES OF ISSUANCE AND DISTRIBUTION	55

PRICING SUPPLEMENT SUMMARY

The following is a summary of terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and in the accompanying prospectus and the accompanying prospectus supplement. References to the “prospectus” mean our accompanying prospectus, dated September 21, 2005, and references to the “prospectus supplement” mean our accompanying prospectus supplement, dated September 22, 2005, which supplements the prospectus.

This section summarizes the following aspects of the Notes:

•	What are the Notes and how do they work?

•	What are some of the risks of the Notes?

•	Is this the right investment for you?

•	What are the tax consequences?

•	How do the Notes perform at maturity?

What Are the Notes and How Do They Work?

The Notes are medium-term notes issued by Barclays Bank PLC offering full principal protection and 132.00% participation in any appreciation of the value of a basket of the S&P 500® Index, the Dow Jones EUROSTOXX 50® Index and the Nikkei 225™ Index between the initial valuation date and the final valuation date.

At maturity, the cash payment per $1,000 principal amount of the Notes will be equal to $1,000 plus the basket return, which may be zero. The “basket return” per $1,000 principal amount of the Notes equals $1,000 times the participation rate times the basket performance. If the basket performance is zero or negative, the basket return will equal zero. The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of the Basket Indices between the initial valuation date and the final valuation date, inclusive. The basket performance will be calculated as follows:

where,

C(i) Final = Reference Price of each Basket Index C(i) on the final valuation date

C(i) Initial = Reference Price of each Basket Index C(i) on the initial valuation date

W(i) = Weighting of each Basket Index C(i)

You will receive at least the full principal amount of your Notes if you hold the Notes to maturity, regardless of the performance of the basket. There will be no principal protection if you do not hold the Notes to maturity.

We will not pay you interest during the term of the Notes.

For a further description of how your payment at maturity will be calculated, see “– How Do the Notes Perform at Maturity? – Examples” below and “Specific Terms of the Notes” in this pricing supplement.

Who Publishes the Basket Indices and What Do the Basket Indices Measure?

Standard & Poor’s publishes the S&P 500® Index. The S&P 500® Index is intended to provide an indication of the price movements of the stocks included in the S&P 500® Index. The calculation of the value of the S&P 500® Index, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The S&P 500® Index is currently available on the Bloomberg SPX page.

The Dow Jones EUROSTOXX 50® Index is a capitalization-weighted index of 50 European blue-chip companies. The Dow Jones EUROSTOXX 50® Index is published by STOXX Limited, a partnership of Deutsche Börse AG, Dow Jones & Company, Euronext Paris SA and SWX Swiss Exchange. The Dow Jones EUROSTOXX 50® Index is currently available on the Bloomberg SX5E page.

The Nikkei 225™ Index is a price-weighted Index of 225 top-rated Japanese companies listed in the First Section of the Tokyo Stock Exchange. Currently published by Nihon Keizai Shimbun, Inc., the Nikkei 225™ Index was first published on May 16, 1949, when the average price was ¥176.21 with a divisor of 225. Nikkei 225™ Index is currently available on the Bloomberg NKY Page.

Each of the Basket Indices is determined, calculated and maintained by its sponsor (each an “Index Sponsor”) without regard to the Notes.

You should be aware that an investment in the Notes does not entitle you to any ownership interest in the stocks of the companies included in the Basket Indices. For a detailed discussion of the Basket Indices, see “The Basket – The Basket Indices” in this pricing supplement.

What Are Some of the Risks of the Notes?

•	Equity Market Risk – The extent to which the return on the Notes is positive is linked to the performance of the Basket Indices. The value of securities underlying the Basket Indices may change unpredictably, affecting the value of the Basket Indices and therefore, affecting the value of your Notes in unforeseeable ways.

•	Non-U.S. Securities – The stocks comprising the Dow Jones EUROSTOXX 50® Index and the Nikkei 225™ Index are issued by companies publicly traded in countries other than the United States and are denominated in currencies other than U.S. dollars. Therefore, your Notes are subject to political, economic, financial and social factors that apply in foreign countries.

•	No Principal Protection Unless You Hold the Notes to Maturity – You will be entitled to receive a minimum payment of the full principal amount of the Notes only if you hold your Notes to maturity. The market value of the Notes may fluctuate between the date you purchase them and the final valuation date. If you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold your Notes to maturity.

•	No Interest or Dividend Payments – You will not receive any periodic interest payments on the Notes, and you will not receive any dividend payments or other distributions on the securities included in the Basket Indices. Each Basket Index is a price return index, which means a Basket Index does not reflect the payment of dividends on the stocks included in such Basket Index.

•	There May Be Little or No Secondary Market for the Notes – We do not plan to apply to list the Notes on any U.S. securities exchange or quotation system. There can be no assurance that a secondary market for the Notes will develop. Barclays Capital Inc. and other affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the Notes, although they are not required to do so. If they decide to engage in such transactions, they may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity.

Is This the Right Investment for You?

The Notes may be a suitable investment for you if:

•	You are willing to hold the Notes to maturity.

•	You are willing to accept the risk of fluctuations in the value of the Basket Indices.

•	You believe the basket performance will be positive during the term of the Notes.

•	You seek an investment that offers principal protection when held to maturity.

•	You do not seek current income from this investment.

•	You seek an investment with a return linked to the performance of the Basket Indices.

The Notes may not be a suitable investment for you if:

•	You are unable or unwilling to hold the Notes to maturity.

•	You are not willing to be exposed to fluctuations in the value of the Basket Indices.

•	You believe the basket performance will be negative during the term of the Notes.

•	You prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings.

•	You seek current income from your investment.

•	You seek an investment for which there will be an active secondary market.

What are the U.S. federal income tax consequences of investing in the Notes?

We intend to treat the Notes as contingent payment debt instruments for federal income tax purposes. Therefore, a U.S. Holder of a Note will be required to include OID in gross income over the term of the Note even though no cash payments will be made with respect to the Notes until maturity. The amount of OID includible in each year is based on the “comparable yield.” In addition, we will compute a “projected payment schedule” that produces the comparable yield. If the amount we actually pay at maturity is, in fact, less than the amount reflected on the projected payment schedule, then a U.S. Holder will have recognized taxable income in periods prior to maturity that exceeds the U.S. Holder’s economic income from holding the Note during such periods (with an offsetting ordinary loss). If a U.S. Holder disposes of the Note prior to maturity, the U.S. Holder will be required to treat any gain recognized upon the disposition of the Note as ordinary income (rather than capital gain). The comparable yield and the projected payment schedule are neither predictions nor guarantees of the actual yield on the Notes or the actual payment at maturity. You should review the discussion under the section entitled “Certain U.S. Federal Income Tax Considerations” in this pricing supplement.

How Do the Notes Perform at Maturity?

Set forth below is an explanation of the steps necessary to calculate the payment at maturity on the Notes.

Step 1: Calculate the basket performance.

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of the Basket Indices between the initial valuation date and the final valuation date, inclusive. The basket performance will be calculated as follows:

where,

C(i) Final = Reference Price of each Basket Index C(i) on the final valuation date

C(i) Initial = Reference Price of each Basket Index C(i) on the initial valuation date

W(i) = Weighting of each Basket Index C(i)

Step 2: Calculate the basket return.

Basket Return = $1,000 x Participation Rate x Basket Performance

If the basket performance is zero or negative, the basket return will equal zero.

Step 3: Calculate the payment at maturity.

At maturity, you will receive a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the basket return.

You will not receive less than the full principal amount of the Notes if you hold the Notes to maturity.

Hypothetical Examples

Assumptions:

Basket:	A basket consisting of weighted allocations of stock indices. The stock indices (and their weights in the basket) are: The S&P 500® Index (50%), the Dow Jones EUROSTOXX 50® Index (25%) and the Nikkei 225™ (25%) (each, a “Basket Index” and, collectively, the “Basket Indices”).

Initial Investment	$1,000

Participation Rate:	132.00%

Payment at Maturity:	At maturity, you will receive a cash payment per $1,000 principal amount of your Notes equal to $1,000 plus the basket return. You will receive at least the full principal amount of your Notes if you hold them until maturity.

Example 1: In this case, the Basket Performance is positive as of the final valuation date.

Step 1: Calculate the basket performance.

Basket Index	C(i) Initial	C(i) Final	Basket Index Performance	Weight	Basket Performance
S&P 500®	1,311.46	1,683.55	28.37%	50%	14.19%
Dow Jones EUROSTOXX 50®	3,860.00	4,589.00	18.89%	25%	4.72%
Nikkei 225TM	17,317.53	21,456.69	23.90%	25%	5.98%

Basket					24.88%

Step 2: Calculate the basket return.

Basket Return = $1,000 x 132.00% x Basket Performance

Basket Return = $1,000 x 132.00% x 24.88%

Basket Return = $328.42

Step 3: Calculate the payment at maturity.

Payment at Maturity = $1,000 + Basket Return

Payment at Maturity = $1,000 + $328.42

Payment at Maturity = $1,328.42

32.84% Return on Investment

If the Basket Performance is positive, the resulting return will be the principal amount of the Notes plus the basket return.

Example 2: In this case, the Basket Performance is equal to zero or negative as of the final valuation date.

Step 1: Calculate the basket performance.

Basket Index	C(i) Initial	C(i) Final	Basket Index Performance	Weight	Basket Performance
S&P 500®	1,311.46	1,088.44	-17.01%	50%	-8.50%
Dow Jones EUROSTOXX 50®	3,860.00	3,947.00	2.25%	25%	0.56%
Nikkei 225TM	17,317.53	13,257.98	-23.44%	25%	-5.86%

Basket					-13.80%

Step 2: Calculate the basket return.

Since the basket performance is zero or negative, the basket return will be zero.

Step 3: Calculate the payment at maturity.

Payment at Maturity = $1,000 + Basket Return

Payment at Maturity = $1,000 + $0

Payment at Maturity = $1,000

0.00% Return on Investment

If the Basket Performance is zero or negative, the resulting return on the investment of the Notes will be the principal amount of the Notes. You will receive the full principal amount of Notes you own.

Return Profile at Maturity

The table set forth below shows the hypothetical return on an investment in the Notes based upon basket performance, expressed as a percentage, ranging from 100% to –50% and a participation rate of 132.00%.

Basket Performance	Basket Return	Payment at Maturity	% Return on Notes
100%	$1,320	$2,320	132.00%
95%	$1,254	$2,254	125.40%
90%	$1,188	$2,188	118.80%
85%	$1,122	$2,122	112.20%
80%	$1,056	$2,056	105.60%
75%	$ 990	$1,990	99.00%
70%	$ 924	$1,924	92.40%
65%	$ 858	$1,858	85.80%
60%	$ 792	$1,792	79.20%
55%	$ 726	$1,726	72.60%
50%	$ 660	$1,660	66.00%
45%	$ 594	$1,594	59.40%
40%	$ 528	$1,528	52.80%
35%	$ 462	$1,462	46.20%
30%	$ 396	$1,396	39.60%
25%	$ 330	$1,330	33.00%
20%	$ 264	$1,264	26.40%
15%	$ 198	$1,198	19.80%
10%	$ 132	$1,132	13.20%
5%	$ 66	$1,066	6.60%
0%	$ 0	$1,000	0%
–5%	$ (66)	$1,000	0%
–10%	$ (132)	$1,000	0%
–15%	$ (198)	$1,000	0%
–20%	$ (264)	$1,000	0%
–25%	$ (330)	$1,000	0%
–30%	$ (396)	$1,000	0%
–35%	$ (462)	$1,000	0%
–40%	$ (528)	$1,000	0%
–45%	$ (594)	$1,000	0%
–50%	$ (660)	$1,000	0%

RISK FACTORS

The Notes are not secured debt and are riskier than ordinary unsecured debt securities. The return on the Notes is linked to the performance of the Basket Indices. Investing in the Notes is not equivalent to investing directly in the Basket Indices themselves, or the related futures and forward contracts or underlying securities. See “The Basket” below for more information.

This section describes the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

The Notes Are Intended to Be Held to Maturity. Your Principal Is Only Protected If You Hold Your Notes to Maturity

You will receive at least the minimum payment of the full principal amount of your Notes only if you hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your Notes sold. You should be willing to hold your Notes to maturity.

Your Principal May Not Appreciate; You Will Not Benefit from Any Appreciation in the Reference Price of Any Basket Index If Such Appreciation is Not Reflected in the Reference Price on the Final Valuation Date

If the basket performance is zero or negative on the final valuation date, the payment at maturity with respect to each Note will be limited to the principal amount. This will be true even though the basket performance as of some date or dates prior to the final valuation date may have been positive, because the payment at maturity will be calculated only on the basis of the Reference Prices for the Basket Indices (or otherwise determined by the calculation agent, in the case of a market disruption event) on the final valuation date. You should therefore be prepared to realize no return on the principal amount of your Notes during the term of the Notes.

Your Yield May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

You will not receive periodic payments of interest on the Notes as there would be on a conventional fixed-rate or floating rate debt security having the same maturity date and issuance date as the Notes. The effective yield to maturity of the Notes may be less than that which would be payable on such a conventional fixed-rate or floating rate debt security. The return of each Note at maturity may not compensate you for any opportunity cost implied by inflation and other factors relating to the time value of money.

You Will Not Have Rights in the Common Stock Underlying the Basket Indices

As a holder of the Notes, the return on your Notes will not reflect the return you would have realized if you had owned and held the common stock underlying the Basket Indices for a similar period because the payment amount at maturity will be determined without taking into consideration the value of any dividends that may be paid on the common stock underlying the Basket Indices. In addition, you will not receive any dividend payments or other distributions on the common stocks underlying the Basket Indices, and as a holder of the Notes, you will not have voting rights or any other rights that holders of the common stocks underlying the Basket Indices may have.

The Market Value of the Notes May Be Influenced by Many Unpredictable Factors, Including Volatile Prices of the Common Stocks Underlying the Basket Indices

The market value of your Notes may fluctuate between the date you purchase them and the final valuation date (on which the calculation agent will determine your payment at maturity). Therefore, if you sell your Notes in the secondary market prior to maturity, you may have to sell them at a substantial loss. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the value of the Basket Indices will affect the market value of the Notes more than any other factor. Other factors described in detail in the paragraphs below that may influence the market value of the Notes include:

•	the volatility of the Basket Indices;

•	the time remaining to the maturity of the Notes;

•	supply and demand for the Notes, including inventory positions with Barclays Capital Inc. or any other market maker;

•	the general interest rate environment;

•	economic, financial, political, regulatory, geographical, biological or legal events that affect the value of the Basket Indices;

•	changes in the volatility of the Basket Indices; or

•	the creditworthiness of Barclays Bank PLC.

These factors interrelate in complex ways, and the effect of one factor on the market value of your Notes may offset or enhance the effect of another factor. The following paragraphs describe the expected impact on the market value of your Notes given a change in a specific factor, assuming all other conditions remain constant.

The Notes May Not Be a Suitable Investment for You

The Notes may not be a suitable investment for you if you are unable or unwilling to hold the Notes to maturity; you are not willing to be exposed to fluctuations in the value of the Basket Indices; you believe the basket performance will be negative during the term of the Notes; you prefer the lower risk and therefore accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings; you seek current income from your investment; or you seek an investment for which there will be an active secondary market.

Changes in Our Credit Ratings May Affect The Market Value of Your Notes

Our credit ratings are an assessment of our ability to pay our obligations, including those on the Notes, and are not indicative of the market risk associated with the Notes or the Basket Indices. Consequently, actual or anticipated changes in our credit ratings may affect the market value of your Notes. However, because the return on your Notes is dependent upon certain factors in addition to our ability to pay our obligations on your Notes, an improvement in our credit ratings will not reduce the other investment risks related to your Notes.

An Investment in the Notes is Subject to Risks Associated with the European and Japanese Securities Markets

The stocks comprising the Dow Jones EUROSTOXX 50® Index and the Nikkei 225™ Index are issued by companies publicly traded in the countries other than the United States and are denominated in currencies other than U.S. dollars. Because of the global nature of these issuers and the currencies in which the stocks underlying the Basket Indices are denominated, investments in securities linked to the value of these equity securities involve particular risks. For example, the European and Japanese securities markets may be more volatile than U.S. securities markets and market developments may affect these markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the issuers of stocks underlying the Basket Indices will vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the issuers of the stocks underlying the Basket Indices may be subject to different accounting, auditing and financial reporting standards and requirements.

Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Your Payment at Maturity Will Not Be Adjusted for Changes in U.S. Dollar Exchange Rate

Although the stocks underlying certain of the Basket Indices are traded in currencies other than U.S. dollars, and the Notes, which are linked, in part, to the Basket Indices, are denominated in U.S. dollars, the payment at maturity will not be adjusted for changes in the U.S. dollar exchange rate. Changes in exchange rates, however, may reflect changes in non-U.S. economies, that in turn may affect the payment at maturity on your Notes. The payment at maturity will be based solely on the principal amount of the Notes and the basket performance.

The Policies of an Index Sponsor May Adversely Affect the Value of Your Notes

The policies of the Index Sponsors concerning the calculation of the value of the Basket Indices and additions, deletions or substitutions of stocks included in the Basket Indices could affect the value of the Basket Indices and, therefore, your payment at maturity and the market value of your Notes. The amount payable on your Note and its market value could also be affected if an Index Sponsor changes these policies, for example, by changing the manner in which it calculates the value of a Basket Index, or if it discontinues or suspends calculation of the value of a Basket Index, in which case it may become difficult to determine the amount payable at maturity or the market value of your Notes. The Index Sponsors are not involved in the offer of the Notes in any way and have no obligation to consider your interest as a holder of the Notes in taking any actions that might affect the value of your Notes.

Barclays Bank PLC Has a Non-Exclusive Right to Use the Basket Indices

We have been granted a non-exclusive right to use the Basket Indices and related service marks and trademarks in connection with the Notes. If we breach our obligations under the license, the related Index Sponsor will have the right to terminate the license. If an Index Sponsor chooses to terminate its license agreement, we may have the right to use the related Basket Index and related service marks and trademarks in connection with the Notes until their maturity if we cure our breach within any applicable grace period for such license agreement in accordance with its terms. If we fail to cure this breach or the license agreement otherwise terminates, it may become difficult for us to determine the payment at maturity in respect of the Notes. The calculation agent in this case will determine the Reference Price on the related Basket Index in its sole discretion.

Historical Prices of the Basket Indices Should Not Be Taken as an Indication of the Future Performance of the Basket Indices During the Term of the Notes

The actual performance of the Basket Indices over the term of the Notes, as well as the amount payable at maturity, may bear little relation to the historical prices of the Basket Indices. As a result, it is impossible to predict whether the basket performance will be positive or negative.

Changes in Interest Rates are Likely to Affect the Market Value of Your Notes

We expect that the market value of your Notes, like that of a traditional debt security, will be affected by changes in interest rates, although these changes may affect your Notes and a traditional debt security in different degrees. In general, if U.S. interest rates increase, we expect that the value of your Notes will decrease and, conversely, if U.S. interest rates decrease, we expect that the market value of your Note will increase.

You Will Not Receive Interest Payments on the Notes

You will not receive any periodic interest payments on the Notes and at maturity you may not receive any return in excess of the principal amount of your Notes.

Your Return Will Not Reflect Dividends

The amount that you will receive at maturity does not reflect the payment of dividends on the stocks underlying the Basket Indices since each Basket Index is calculated by reference to the prices of the securities underlying such Basket

Index without taking into consideration the value of dividends paid on those stocks. Therefore, the yield to maturity based on the methodology for calculating the payment that you will receive at maturity will not be the same yield as would be produced if such securities underlying such Basket Index were purchased and held for the same period.

There May Be Little or No Secondary Market for the Notes – Sales in the Secondary Market May Result in Significant Losses

There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the Nasdaq National Market System or any electronic communications network. Barclays Capital Inc. and other affiliates of Barclays Bank PLC may engage in limited purchase and resale transactions in the Notes, although they are not required to do so. If they decide to engage in such transactions, they may stop at any time.

If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price and, as a result you may suffer substantial losses. You should be willing to hold the Notes to maturity.

Trading and Other Transactions by Barclays Bank PLC or its Affiliates in Stocks Underlying the Basket Indices, Futures, Options, Exchange-traded Funds or Other Derivative Instruments on the Basket Indices or the Stocks Underlying the Basket Indices May Impair the Market Value of the Notes

As described below under “Use of Proceeds and Hedging” in this pricing supplement, we or one or more affiliates may hedge our obligations under the Notes by purchasing stocks underlying the Basket Indices, futures or options on the Basket Indices or stocks underlying the Basket Indices, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the trading prices of stocks underlying the Basket Indices or the value of the Basket Indices, and we may adjust these hedges by, among other things, purchasing or selling stocks underlying the Basket Indices, futures, options, or exchange-traded funds or other derivative instruments with returns linked to the Basket Indices or the stocks underlying the Basket Indices at any time. Although they are not expected to, any of these hedging activities may adversely affect the value of stocks underlying the Basket Indices and, therefore, the basket performance or the market value of the Notes. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines.

We or one or more of our affiliates may also engage in trading in stocks underlying the Basket Indices, futures or options on the Basket Indices or stocks underlying the Basket Indices, exchange-traded funds or other derivative instruments with returns linked or related to changes in the trading prices of stocks underlying the Basket Indices or the value of the Basket Indices on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers. Any of these activities could adversely affect the value of stock underlying the Basket Indices and, therefore, the market value of the Notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of such instruments. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Notes.

Our Business Activities May Create Conflicts of Interest

As noted above, we and our affiliates expect to engage in trading activities related to the stocks underlying the Basket Indices, futures or options on the Basket Indices or the stocks underlying the Basket Indices, or other derivative instruments with returns linked to the performance of the Basket Indices or the stocks underlying the Basket Indices that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests that we and our affiliates will have in our or our affiliates’ proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our or our affiliates’ customers and in accounts under our or our affiliates’ management. These trading activities, if they influence the level of any Basket Index, could be adverse to the interests of the holders of the Notes. Moreover, we or our affiliates have published and in the future expect to publish research reports with respect to some or all of the Basket Indices or the stocks underlying the Basket Indices or equities generally. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. The research should not be viewed as a recommendation or endorsement of the Notes in any way and investors must make their own independent investigation of the merits of this investment. Any of these activities by us or our affiliates may affect the market price of the stocks underlying the Basket Indices and the level of a Basket Index and, therefore, the market value of the Notes. With respect to any of the activities described above, neither Barclays Bank PLC nor its affiliates has any obligation to take the needs of any buyer, seller or holder of the Notes into consideration at any time.

We or our affiliates may presently or from time to time engage in business with one or more of the issuers of common stock included in the Basket Indices. This business may include extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services. In the course of business, we or our affiliates may acquire non-public information relating to these companies and, in addition, one or more of our affiliates may publish research reports about these companies. We do not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the issuers of stocks included in the Basket Indices. Any prospective purchaser of the Notes should undertake an independent investigation of these companies as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of the issuers of common stock included in the Basket Indices does not reflect any investment or sell recommendations of Barclays Bank PLC or its affiliates.

Barclays Bank PLC and its Affiliates Have No Affiliation with the Index Sponsors and Are Not Responsible for Their Public Disclosure of Information

We and our affiliates are not affiliated with the Index Sponsors in any way and have no ability to control or predict its actions, including any errors in or discontinuation of disclosure regarding their methods or policies relating to calculation of the Basket Indices. The Index Sponsors are not under any obligation to continue to calculate the Basket Indices or calculate any successor indices. If any Index Sponsor discontinues or suspends the calculation of a Basket Index, it may become difficult to determine the market value of the Notes or the amount payable at maturity. The calculation may designate successor indices selected in its sole discretion. If the calculation agent determines in its sole discretion that no successor index comparable to the discontinued or suspended Basket Index exists, the amount you receive at maturity will be determined by the calculation agent in its sole discretion. See “Specific Terms of the Notes – Market Disruption Event” and “Adjustments to the Basket and Reference Prices” in this pricing supplement.

All disclosure contained in this pricing supplement regarding the Basket Indices, including their make-up, method of calculation and changes in their components, are derived from publicly available information. Neither we nor any of our affiliates assumes any responsibility for the accuracy or completeness of that information. You, as an investor in the Notes, should make your own investigation into the Basket Indices and the Index Sponsors. The Index Sponsors are not involved in the offer of the Notes in any way and have no obligation to consider your interest as an owner of the Notes in taking any actions that might affect the value of your Notes.

Potential Conflicts of Interest

We and our affiliates play a variety of roles in connection with the Notes. Initially, Barclays Bank PLC will serve as the calculation agent. We will, among other things, decide the amount of the return paid out to you on the Notes at maturity. For a fuller description of the calculation agent’s role, see “Specific Terms of the Notes – Role of Calculation Agent” in this pricing supplement. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the Basket Indices has occurred or is continuing on the final valuation date. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability to unwind our hedge positions. Since these determinations by the calculation agent may affect the market value of the Notes, the calculation agent may have a conflict of interest if it needs to make any such decision.

The Calculation Agent Can Postpone the Calculation of the Basket Return or the Maturity Date If a Market Disruption Event Occurs on the Final Valuation Date

The calculation of the basket return may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on the final valuation date. If such a postponement occurs, then the calculation agent will instead use the Reference Prices for the first business day after the day on which no market disruption event occurs or is continuing. In no event, however, will the final valuation date for the Notes be postponed by more than five business days. As a result, the maturity date for the Notes could also be postponed, although not by more than five business days. If the final valuation date is postponed to the last possible day, but a market disruption event occurs or is continuing on such last possible day, that day will nevertheless be the final valuation date. If a market disruption event is occurring on the last possible final valuation date, the calculation agent will make a good faith estimate in its sole discretion of the basket return that would have prevailed in the absence of the market disruption event. See “Specific Terms of the Notes – Market Disruption Event” in this pricing supplement.

If a market disruption event results in the deferral of the payment at maturity beyond the stated maturity date, no penalty interest will accrue or be payable on the deferred payment.

The Calculation Agent Can Modify the Composition of the Basket and the Determination of the Reference Prices of the Basket Indices

The composition of the basket and the method of calculating the Reference Prices of the Basket Indices may be adjusted by the calculation agent from time to time upon the occurrence of certain extraordinary events. For example, if the calculation agent determines that any Basket Index, or the method of calculating any Basket Index has changed at any time in any material respect, then the calculation agent can make such adjustments to such Basket Index or its method of calculation as it believes are appropriate to ensure that the value of such Basket Index on the final valuation date is equitable. See “Specific Terms of the Notes – Adjustments to the Basket and Reference Prices” in this pricing supplement. Such changes could adversely affect the basket performance and, consequently, the value of the Notes.

THE BASKET

General

The basket is comprised of the S&P 500® Index, the Dow Jones EUROSTOXX 50® Index and the Nikkei 225™ Index (the “Basket Indices” and, collectively, the “Basket Indices”). Neither Barclays Bank PLC nor any of its affiliates makes any representation or warranty as to the performance of the Basket Indices.

The inclusion or exclusion of a Basket Index in the basket is not a recommendation to invest in or divest any interest in any of the Basket Indices, or stocks underlying the Basket Indices, and neither Barclays Bank PLC nor any of its affiliates make any representations or warranties to any holder of the Notes as to the performance of any of the Basket Indices or the U.S., European or Japanese securities markets. Any prospective investor in the Notes should understand the U.S., European and Japanese securities market and should undertake an independent investigation of Basket Indices such as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes.

Barclays Bank PLC or its affiliates may presently or from time to time invest in, or divest an interest in, one or more “index investments” (i.e. stocks underlying the Basket Indices, futures or options on the Basket Indices or stocks underlying the Basket Indices, or exchange-traded funds or other derivative instruments with returns linked or related to changes in the trading prices of stocks underlying the Basket Indices or the value of the Basket Indices), may render investment advice to a third party with respect to one or more index investments, or may facilitate on behalf of a third party an investment in, or a divestiture of an interest in, one or more index investments. In the course of such business, Barclays Bank PLC or its affiliates may acquire nonpublic information with respect to such index investments and, in addition, one or more affiliates of Barclays Bank PLC may produce and/ or publish research reports with respect to such index investments. Barclays Bank PLC does not make any representation or warranty to any purchaser of a Note with respect to any matters whatsoever relating to such activities.

The Basket Indices

The S&P 500® Index

We have derived all information regarding the S&P 500® Index contained in this pricing supplement, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by S&P. We do not assume any responsibility for the accuracy or completeness of such information. S&P has no obligation to continue to publish the S&P 500® Index, and may discontinue publication of the S&P 500® Index.

Standard & Poor’s publishes the S&P 500® Index. The S&P 500® Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500® Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of April 12, 2006, 426 companies, or 85.2% of the S&P 500® Index, traded on the New York Stock Exchange and 74 companies, or 14.8% of the S&P 500® Index, traded on The Nasdaq Stock Market. Standard & Poor’s chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the New York Stock Exchange, which Standard & Poor’s uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the S&P 500® Index with the number of companies included in each group, as of April 12, 2006, indicated in parentheses: Consumer Discretionary (87), Consumer Staples (40), Energy (29), Financials (85), Health Care (58), Industrials (53), Information Technology (78), Materials (31), Telecommunication Services (8) and Utilities (31). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

Standard & Poor’s calculates the S&P 500® Index by reference to the prices of the stocks underlying the S&P 500® Index without taking account of the value of dividends paid on such stocks. As a result, the return on the Notes will not reflect the return you would realize if you actually owned the stocks underlying the S&P 500® Index and received the dividends paid on such stocks.

Computation of the S&P 500® Index

Standard & Poor’s currently computes the S&P 500® Index as of a particular time as follows:

•	the product of the market price per share and the number of then outstanding shares of each component stock is determined as of that time (referred to as the “market value” of that stock);

•	the market values of all component stocks as of that time are aggregated;

•	the mean average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

•	the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the “base value”);

•	the current aggregate market value of all component stocks is divided by the base value; and

•	the resulting quotient, expressed in decimals, is multiplied by ten.

While Standard & Poor’s currently employs the above methodology to calculate the index, no assurance can be given that Standard & Poor’s will not modify or change this methodology in a manner that may affect the amount payable to beneficial owners of the Notes upon maturity or otherwise.

Standard & Poor’s adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by Standard & Poor’s to be arbitrary or not due to true market fluctuations. These changes may result from causes such as:

•	the issuance of stock dividends;

•	the granting to shareholders of rights to purchase additional shares of stock;

•	the purchase of shares by employees pursuant to employee benefit plans;

•	consolidations and acquisitions;

•	the granting to shareholders of rights to purchase other securities of the issuer;

•	the substitution by Standard & Poor’s of particular component stocks in the S&P 500® Index; or

•	other reasons.

In these cases, Standard & Poor’s first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

Old Base Value x	New Market Value	= Old Market Value
New Base Value

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the index.

Neither Barclays Bank PLC nor any of its affiliates accepts any responsibility for the calculation, maintenance or publication of, or for any error, omission or disruption in, the S&P 500® Index or any successor index. Standard & Poor’s does not guarantee the accuracy or the completeness of the S&P 500® Index or any data included in the S&P 500® Index. Standard & Poor’s assumes no liability for any errors, omissions or disruption in the calculation and dissemination of the S&P 500® Index. Standard & Poor’s disclaims all responsibility for any errors or omissions in the calculation and dissemination of the S&P 500® Index or the manner in which the S&P 500® Index is applied in determining the amount payable at maturity.

The Dow Jones EUROSTOXX 50® Index

The Dow Jones EUROSTOXX 50® Index is a capitalization-weighted index of 50 European blue-chip companies. The index was developed with a base value of 1,000 as of December 31, 1991. The Dow Jones EUROSTOXX 50® Index market sector indices represent the Eurozone portion of the Dow Jones STOXX Total Market Index.

The Dow Jones EUROSTOXX 50® Index is compiled and calculated as follows. It is calculated with the Laspeyres formula, which measures price changes against a fixed base quantity weight. The Dow Jones EUROSTOXX 50® Index is weighted by free-float market capitalization. Each component’s weight is capped at 10% of the Dow Jones EUROSTOXX 50® Index’s total free-float market capitalization. Weights are reviewed quarterly. The Dow Jones EUROSTOXX 50® Index composition is reviewed annually in September. Within each of the 18 Dow Jones EUROSTOXX 50® Index market sector indices, the component stocks are ranked by free-float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free-float market capitalization of the corresponding Dow Jones EUROSTOXX 50® Index ™ market sector index. If the next-ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. Any remaining stocks that are current Dow Jones EUROSTOXX 50® Index components are added to the selection list. The stocks on the selection list are ranked by free-float market capitalization. In exceptional cases, the STOXX Limited Supervisory Board may make additions and deletions to the selection list.

The 40 largest stocks on the selection list are chosen as components. Any remaining current components of Dow Jones EUROSTOXX 50® Index ranked between 41 and 60 are added as index components. If the component number is still below 50, then the largest stocks on the selection list are added until the index contains 50 stocks.

The Dow Jones EUROSTOXX 50® Index is published by STOXX Limited, a partnership of Deutsche Börse AG, Dow Jones & Company, Euronext Paris SA and SWX Swiss Exchange. It is calculated daily, subject to the rules of its sponsor, and is disseminated every 15 seconds to numerous public information sources.

The Dow Jones EUROSTOXX 50® Index has an index divisor, which is adjusted to maintain the continuity of the Dow Jones EUROSTOXX 50® Index’s value across changes due to corporate actions such as:

•	the issuance of dividends,

•	the occurrence of stock splits,

•	the stock repurchase by the issuer, and

•	other reasons.

The Nikkei 225™ Index

The Nikkei 225™ Index is a price-weighted index of 225 top-rated Japanese companies listed in the First Section of the Tokyo Stock Exchange. Currently published by Nihon Keizai Shimbun, Inc., the Nikkei 225™ Index was first published on May 16, 1949, when the average price was ¥176.21 with a divisor of 225.

The Nikkei 225™ Index is calculated daily by adding together the stock prices of each of the Nikkei 225™ Index stocks and dividing the total by the divisor. The divisor is adjusted to maintain continuity and reduce the effect on the index level of the Nikkei 225™ Index of external factors not directly related to the market such as:

•	the issuance of stock dividends,

•	the occurrence of stock splits,

•	distributions of assets to stockholders,

•	and other reasons.

In these cases, the divisor is adjusted in such a way that the sum of all share prices immediately after the change multiplied by the applicable weighting factor and divided by the new divisor, the level of the Nikkei™ 225 Index immediately after the change, will equal the level of the Nikkei™ 225 Index immediately prior to the change. The divisor for the index was last updated on May 17, 2005 and currently stands at 23.896.

The composition of the Nikkei 225™ Index is reviewed at least annually. Stocks in the Nikkei 225™ Index are deleted if the relevant issuer is delisted from the Tokyo Stock Exchange.

License Agreements

The S&P 500® Index

Standard & Poor’s and Barclays Bank PLC have entered into a non-exclusive license agreement providing for the license to Barclays Bank PLC, and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the S&P 500® Index, which is owned and published by Standard & Poor’s, in connection with securities, including the Notes.

The license agreement between Standard & Poor’s and Barclays Bank PLC provides that the following language must be set forth in this pricing supplement:

The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of McGraw-Hill, Inc. (“S&P”). S&P makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500 Index to track general stock market performance. S&P’s only relationship to Barclays Bank PLC is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to Barclays Bank PLC or the Notes. S&P has no obligation to take the needs of Barclays Bank PLC or the owners of the Notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500”, and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays Bank PLC. The Notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s makes no representation regarding the advisability of investing in the Notes.

The Dow Jones EUROSTOXX 50® Index

We have entered into a non-exclusive license agreement with Stoxx Limited whereby we, in exchange for a fee, are permitted to use the Dow Jones EUROSTOXX 50® Index in connection with the offer and sale of the Notes. The license agreement between STOXX and us provides that the following language must be set forth in this supplement: The Notes are not sponsored, endorsed, sold or promoted by STOXX Limited (“STOXX”) or Dow Jones & Company, Inc. (“Dow Jones”). Neither STOXX nor Dow Jones makes any representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. The only relationship of STOXX to the Barclays Bank PLC is as the licensor of the Dow Jones EUROSTOXX 50® Index and of certain trademarks, trade names and service marks of STOXX, and as the sublicensor of the Dow Jones IndexesSM and of certain trademarks, trade names and service marks of Dow Jones. The aforementioned indexes are determined, composed and calculated by STOXX or Dow Jones, as the case may be, without regard to Barclays Bank PLC or the Notes. Neither STOXX nor Dow Jones is responsible for or has participated in the determination of the timing, prices, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. Neither STOXX nor Dow Jones has any obligation or liability in connection with the administration, marketing or trading of the Notes.

STOXX and Dow Jones have no relationship to Barclays Bank PLC, other than the licensing of the Dow Jones EUROSTOXX 50® Index and the related trademarks for use in connection with the Notes.

STOXX AND DOW JONES DO NOT: SPONSOR, ENDORSE, SELL OR PROMOTE THE NOTES; RECOMMEND THAT ANY PERSON INVEST IN THE NOTES OR ANY OTHER SECURITIES; HAVE ANY RESPONSIBILITY OR LIABILITY FOR OR MAKE ANY DECISIONS ABOUT THE TIMING, AMOUNT OR PRICING OF THE NOTES; HAVE ANY RESPONSIBILITY OR LIABILITY FOR THE ADMINISTRATION, MANAGEMENT OR MARKETING OF THE NOTES; OR

CONSIDER THE NEEDS OF THE NOTES OR THE OWNERS OF THE NOTES IN DETERMINING, COMPOSING OR CALCULATING THE DOW JONES DOW JONES EUROSTOXX 50® INDEX OR HAVE ANY OBLIGATION TO DO SO.

STOXX AND DOW JONES WILL NOT HAVE ANY LIABILITY IN CONNECTION WITH THE NOTES. SPECIFICALLY, STOXX AND DOW JONES DO NOT MAKE ANY WARRANTY, EXPRESS OR IMPLIED AND DISCLAIM ANY AND ALL WARRANTY ABOUT: THE RESULTS TO BE OBTAINED BY THE NOTES, THE OWNER OF THE NOTES OR ANY OTHER PERSON IN CONNECTION WITH THE USE OF THE DOW JONES EUROSTOXX 50® INDEX AND THE DATA INCLUDED IN DOW JONES EUROSTOXX 50® INDEX; THE ACCURACY OR COMPLETENESS OF THE DOW JONES EUROSTOXX 50® INDEX AND ITS DATA; THE MERCHANTABILITY AND THE FITNESS FOR A PARTICULAR PURPOSE OR USE OF THE DOW JONES EUROSTOXX 50® INDEX AND ITS DATA; STOXX AND DOW JONES WILL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS IN THE DOW JONES EUROSTOXX 50® INDEX OR ITS DATA; UNDER NO CIRCUMSTANCES WILL STOXX OR DOW JONES BE LIABLE FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF STOXX OR DOW JONES KNOWS THAT THEY MIGHT OCCUR.

The licensing agreement between Barclays Bank PLC and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

The Dow Jones EUROSTOXX 50® Index is proprietary and copyrighted material. The Dow Jones EUROSTOXX 50® Index and the related trademarks have been licensed for certain purposes by Barclays Bank PLC.

The Nikkei 225™ Index

We have entered into a non-exclusive license agreement with Nihon Keisai Shimbn, Inc. (“NKS”) whereby we and our affiliates, in exchange for a fee, are permitted to use the Nikkei 225™ Index in connection with the offer and sale of the Notes. We are not affiliated with NKS; the only relationship between NKS and us is the licensing of the use of the Nikkei 225™ Index and trademarks relating to the Nikkei 225™ Index.

NKS is under no obligation to continue the calculation and dissemination of the Nikkei 225™ Index. The Notes are not in any way sponsored, endorsed, sold or otherwise promoted by NKS. No inference should be drawn from the information contained herein that NKS makes any representation or warranty, express or implied, to us or any holder of the Notes regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Nikkei 225™ Index to track generally stock market performance.

NKS determines, composes and calculates the Nikkei 225™ Index without regard to your note. NKS has no obligation to take into account your interest, or that of anyone else having an interest, in your note in determining, composing or calculating the Nikkei 225™ Index. NKS is not responsible for and has not participated in the determination of the terms, prices or amount of your note and will not be responsible for or participate in any determination or calculation regarding the principal amount of your note payable at the stated maturity date. NKS has no obligation or liability in connection with the administration, marketing or trading of your note.

Neither we nor any of our affiliates accepts any responsibility for the calculation, maintenance or publication of the Nikkei 225™ Index. NKS disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225™ Index or the manner in which the Nikkei 225™ Index is applied in determining any initial Nikkei 225™ Index level or final Nikkei 225™ Index level or any amount payable upon maturity of the Notes.

NKS DOES NOT GUARANTEE THE ACCURACY OR THE COMPLETENESS OF THE NIKKEI 225™ INDEX OR ANY DATA INCLUDED IN THE NIKKEI 225™ INDEX. NKS ASSUMES NO LIABILITY FOR ANY ERRORS OR OMISSIONS, AND NKS SHOULD NOT BE LIABLE TO ADVISE ANY PERSON, INCLUDING A PURCHASER OR VENDER OF THE NOTES OF ANY ERROR THEREIN.

THE COPYRIGHT RELATING TO THE NIKKEI STOCK AVERAGE AND INTELLECTUAL PROPERTY RIGHTS AS TO THE INDICATIONS FOR “NIKKEI” AND NIKKEI

HEIKIN KABUKA (IN KANJI), NIKKEI HEIKIN (IN KANJI), NIKKEI STOCK AVERAGE, NIKKEI AVERAGE, NIKKEI 225™ INDEX AND ANY OTHER RIGHTS SHALL BELONG TO NIHON KEIZAI SHIMBUN, INC. NIHON KEIZAI SHIMBUN, INC. SHALL BE ENTITLED TO CHANGE THE DETAILS OF THE NIKKEI STOCK AVERAGE AND TO SUSPEND THE ANNOUNCEMENT THEREOF.

Historical Information

The following table sets forth for the dates indicated in 2001, 2002, 2003, 2004, 2005 and 2006 the Reference Price for each Basket Index. The historical values of the Basket Indices should not be taken as an indication of future performance, and no assurance can be given that the value of the Basket Index will increase sufficiently to cause the holders of Notes to receive a payment at maturity in excess of the principal amount of such Notes.

Date	S&P 500 Index	Dow Jones EUROSTOXX 50® Index	Nikkei 225™ Index
March 30, 2001	1,160.33	4,185.00	12,999.70
June 29, 2001	1,224.42	4,243.91	12,969.05
September 28, 2001	1,040.94	3,296.66	9,774.68
December 31, 2001	1,148.08	3,806.13	10,542.62
March 29, 2002	1,147.39	3,784.05	11,024.94
June 28, 2002	989.82	3,133.39	10,621.84
September 30, 2002	815.28	2,204.39	9,383.29
December 31, 2002	879.82	2,386.41	8,578.95
March 31, 2003	848.18	2,036.86	7,972.71
June 30, 2003	974.50	2,419.51	9,083.11
September 30, 2003	995.97	2,395.87	10,219.05
December 31, 2003	1,111.92	2,760.66	10,676.64
March 31, 2004	1,126.21	2,787.49	11,715.39
June 30, 2004	1,140.84	2,811.08	11,858.87
September 30, 2004	1,114.58	2,726.30	10,823.57
December 31, 2004	1,211.92	2,951.24	11,488.76
March 31, 2005	1,180.59	3,055.73	11,668.95
June 30, 2005	1,191.33	3,181.54	11,584.01
September 30, 2005	1,228.81	3,428.51	13,574.30
December 30, 2005	1,248.29	3,578.93	16,111.43
March 31, 2006	1,294.83	3,853.74	17,059.66

Source: Bloomberg/Reuters

VALUATION OF THE NOTES

Prior to Maturity

The market value of the Notes will be affected by several factors many of which are beyond our control. We expect that generally the value of the Basket Indices on any day will affect the market value of the Notes more than any other factors. Other factors that may influence the market value of the Notes include, but are not limited to, supply and demand for the Notes, the volatility of the stock included on the Basket Indices, economic, financial, political, regulatory, or judicial events that affect the value of the Basket Indices, as well as the perceived creditworthiness of Barclays Bank PLC. See “Risk Factors” in this pricing supplement for a discussion of the factors that may influence the market value of the Notes prior to maturity.

SPECIFIC TERMS OF THE NOTES

In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Form, Denomination and Legal Ownership of Notes” in the accompanying prospectus supplement and “Description of Debt Securities – Legal Ownership; Form of Debt Securities” in the accompanying prospectus.

The Notes are part of a series of debt securities entitled “Medium-Term Notes, Series A” (the “medium-term notes”) that we may issue under the indenture, dated September 16, 2004, between Barclays Bank PLC and The Bank of New York, as trustee, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in “Description of Medium-Term Notes” in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus, prospectus supplement and any free writing prospectus and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

Please note that the information about the price to the public and the net proceeds to Barclays Bank PLC on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market resale transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

We describe the terms of the Notes in more detail below.

Coupon

We will not pay you interest during the term of the Notes.

Denomination

We will offer the Notes in denominations of $1,000 and integral multiples thereof.

Payment at Maturity

You will receive a cash payment at maturity that is based on the performance of the basket, which may be positive or negative. The Notes are fully principal protected and you will receive a minimum of the full principal amount of your Notes if you hold them until maturity.

At maturity, the cash payment per $1,000 principal amount of the Notes will be equal to $1,000 plus the basket return, which may be zero. The “basket return” per $1,000 principal amount of the Notes will be equal to $1,000 times the participation rate times the basket performance. However, if the basket performance is zero or negative, the basket return will be zero. The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of the Basket Indices between the initial valuation date and the final valuation date, inclusive. The basket performance will be calculated as follows:

where,

C(i) Final = Reference Price of each Basket Index C(i) on the final valuation date

C(i) Initial = Reference Price of each Basket Index C(i) on the initial valuation date

W(i) = Weighting of each Basket Index C(i)

The method of determination for the Reference Price for each Basket Index is specified under “– Reference Prices” below. The method may be adjusted by the calculation agent upon the occurrence of certain extraordinary events as set forth under “– Adjustments to the Basket and Reference Price” below.

Maturity Date

If the maturity date stated on the cover of this pricing supplement is not a business day, in that case the maturity date will be the next following business day. If the final valuation date stated on the cover of this pricing supplement does not qualify as the final valuation date referred to below, then the maturity date will be the second business day following the final valuation date. The calculation agent may postpone the final valuation date – and therefore the maturity date – if a market disruption event occurs or is continuing on a day that would otherwise be the final valuation date. We describe market disruption events under “– Market Disruption Event” below.

In the event that payment at maturity is deferred beyond the stated maturity date, penalty interest will not accrue or be payable with respect to that deferred payment.

Modified Following Business Day

Any payment on the Notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, unless that day falls in the next calendar month, in which case the payment date will be the first preceding day that is a business day (with the same effect as if paid on the original due date).

Final Valuation Date

The final valuation date will be the final valuation date stated on the cover of this pricing supplement, unless the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the final valuation date will be the first following business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. In no event, however, will the final valuation date for the Notes be postponed by more than five business days.

Reference Prices

The reference price for each Basket Index (the “Reference Price”) will be determined as described below:

•	The S&P 500® Index – the closing value of the S&P 500® Index as determined by its sponsor and displayed on Bloomberg as SPX or on Reuters as GSPC.

•	The Dow Jones EUROSTOXX 50® Index – the closing value of the Dow Jones EUROSTOXX 50® Index as determined by its sponsor and displayed on Bloomberg as SX5E or on Reuters as STOXX50E.

•	Nikkei 225™ Index – the closing value of the Nikkei 225™ Index as determined by its sponsor and displayed on Bloomberg as NKY or on Reuters as N22S.

Reference Prices on the Initial Valuation Date

	S&P 500®	Dow Jones EUROSTOXX 50® Index	Nikkei 225™ Index
	USD	USD	JPY
C(i) Initial	1,301.74	3,871.09	16,970.29

Adjustments to the Basket and Reference Prices

Discontinuance or Modification of an Index

If an Index Sponsor discontinues publication of an Index and such Index Sponsor or anyone else publishes a substitute index that the calculation agent determines is comparable to the relevant Index, then the calculation agent will determine the amount payable at maturity by reference to that substitute index. We refer to any substitute index approved by the calculation agent as a successor index.

If the calculation agent determines that the publication of a Basket Index is discontinued and there is no successor index or the successor index is not available to us or the calculation agent, the calculation agent will determine the amount payable by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate such Basket Index.

If the calculation agent determines that the Basket Index or the method of calculating an Index is changed at any time in any material respect, then the calculation agent will be permitted (but not required) to make such adjustments to such Basket Index or the method of its calculation as it believes are appropriate to ensure that the value of the Basket Index used on the final valuation date is equitable.

All determinations and adjustments to be made by the calculation agent with respect to the Basket Indices may be made by the calculation agent in its sole discretion. See “Risk Factors” in this pricing supplement for a discussion of certain conflicts of interest which may arise with respect to the calculation agent.

Market Disruption Event

As described under “– Payment at Maturity” above, the calculation agent will calculate the basket return on the final valuation date. As described above, the final valuation date may be postponed and thus the calculation of the basket return may be postponed if the calculation agent determines that, on the final valuation date, a market disruption event has occurred or is continuing. If such a postponement occurs, the calculation agent will use the Reference Prices on the first business day on which no market disruption event occurs or is continuing. In no event, however, will the calculation of the basket return be postponed by more than five business days.

If the calculation of the basket return is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the basket return will be calculated by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the basket return that would have prevailed in the absence of the market disruption event.

The Basket Indices

Any of the following in connection with a Basket Index will be a market disruption event:

•	A suspension, absence or material limitation of trading in stocks constituting 20% or more, by weight, of such Basket Indices on their respective markets, in each case for more than two hours of trading in one day or during the one-half hour before the close of trading in that market;

•	A suspension, absence or material limitation of trading in options or futures contracts relating to such Basket Index constituting 20% or more, by weight, of such Basket Index on its respective market, in each case for more than two hours of trading in one day or during the one-half hour before the close of trading in that market;

•	A material change in the formula for or the method of calculating the Reference Price of a Basket Index;

•	A material change in the content, composition or constitution of a Basket Index; or

•	The Reference Price for such Basket Index is not published

or, in any other event, the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes or that we or our affiliates have effected or my effect as described below under “Use of Proceeds and Hedging” in this pricing supplement.

The following events will not be market disruption events with respect to any Basket Index:

•	a limitation on the hours or number of days of trading that results from an announced change in the regular business hours of the relevant market; or

•	a decision to permanently to discontinue trading in the option or futures contracts relating to such Basket Index or any stock included on such Basket Index.

For purposes of this section, an “absence of trading” on an exchange or market will not include any time when the relevant exchange or market is itself closed for trading under ordinary circumstances.

Default Amount on Acceleration

If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under “– Default Amount”.

For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under “Description of Debt Securities – Modification and Waiver” and “– Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies”.

Default Amount

The default amount for the Notes on any day will be an amount, determined by the calculation agent in its sole discretion, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

•	the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•	the reasonable expenses, including reasonable attorneys’ fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest – or, if there is only one, the only – quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•	no quotation of the kind referred to above is obtained, or

•	every quotation of that kind obtained is objected to within five business days after the due date as described above.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final valuation date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•	A-1 or higher by Standard & Poor’s, a division of the McGraw Hill Companies, Inc., or any successor, or any other comparable rating then used by that rating agency, or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment on or delivery of the Notes will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a business day with respect to the Notes, we mean a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close.

Role of Calculation Agent

Initially, Barclays Bank PLC will serve as the calculation agent. We may change the calculation agent after the original issue date of the Notes without notice. The calculation agent will make all determinations regarding the Reference Price of the Basket Indices, market disruption events, business days, the default amount, the basket performance, the basket return and the amount payable in respect of your Notes at maturity or any other calculation or determination to be made by the calculation agent as specified herein. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below. In particular, we may:

•	acquire or dispose of long or short positions in listed or over-the-counter options, futures or other instruments linked to a Basket Index or stocks included on the Basket Indices,

•	acquire or dispose of long or short positions in the stocks included on the Basket Indices,

•	acquire or dispose of long or short positions in listed or over-the-counter options, futures or other in instruments designed to track the performance of the Basket Indices, or

•	any combination of the above.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

We or our affiliates may close out our or their hedge on or before the final valuation date. That step may involve sales or purchases of some or all of the stocks included on the Basket Indices, or listed or over-the-counter options, futures or other instruments linked to the Basket Indices or stocks included on the Basket Indices.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See “Risk Factors” in this pricing supplement for a discussion of these adverse effects.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. This summary deals only with beneficial owners of Notes that are:

•	individuals who are a citizens or a residents of the United States, for federal income tax purposes;

•	corporations (or other entities that are treated as corporations for federal tax purposes) that are created or organized in or under the laws of the United States or any State thereof (including the District of Columbia);

•	estates whose income is subject to federal income taxation regardless of its source; or

•	trusts if a court within the United States is able to exercise primary supervision over their administration, and one or more United States persons have the authority to control all of their substantial decisions (each, a “U.S. Holder”).

This summary is based on interpretations of the Internal Revenue Code of 1986, as amended (the “Code”), regulations issued thereunder, and rulings and decisions currently in effect (or in some cases proposed), all of which are subject to change. Any such change may be applied retroactively and may adversely affect the federal income tax consequences described herein. This summary addresses only holders that purchase Notes at initial issuance and beneficially own such Notes as capital assets and not as part of a “straddle,” “hedge,” “synthetic security” or a “conversion transaction” for federal income tax purposes, or as part of some other integrated investment. This summary does not discuss all of the tax consequences that may be relevant to particular investors or to investors subject to special treatment under the federal income tax laws (such as banks, thrifts, or other financial institutions; insurance companies; securities dealers or brokers, or traders in securities electing mark-to-market treatment; mutual funds or real estate investment trusts; small business investment companies; S corporations; investors that hold their Notes through a partnership or other entity treated as a partnership for federal tax purposes; investors whose functional currency is not the U.S. dollar; persons subject to the alternative minimum tax; or retirement plans or other tax-exempt entities, or persons holding the Notes in tax-deferred or tax-advantaged accounts). This summary also does not address the tax consequences to shareholders, or other equity holders in, or beneficiaries of, a holder, or any state, local or foreign tax consequences of the purchase, ownership or disposition of the Notes.

Accordingly, prospective investors are urged to consult their tax advisors with respect to the federal, state and local tax consequences of investing in the Notes, as well as any consequences arising under the laws of any other taxing jurisdiction to which they may be subject.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

Federal Income Tax Treatment of U.S. Holders

Accruals of Original Issue Discount on the Notes

For federal income tax purposes, we intend to treat the Notes as “contingent payment debt instruments” (“CPDIs”) subject to taxation under the “noncontingent bond method.” The remainder of this discussion assumes the Notes will be subject to the noncontingent bond method and will not be subject to the special rules for nonfunctional currency contingent payment debt instruments.

Under the noncontingent bond method, U.S. Holders of the Notes will accrue OID over the term of the Notes based on the Notes’ “comparable yield.” As a result, U.S. Holders will be required to include OID with respect to their Notes in gross income each year even though no cash payments will be made with respect to the Notes until maturity.

In general, the comparable yield of a CPDI is equal to the yield at which its issuer would issue a fixed-rate debt instrument with terms and conditions similar to those of the CPDI, including the level of subordination, term, timing of payments, and general market conditions. If a hedge of the CPDI is available that, if integrated with the CPDI, would produce a synthetic debt instrument with a determinable yield to maturity, the comparable yield will be equal to the yield on the synthetic debt instrument. Alternatively, if such a hedge is not available, but fixed-rate debt instruments of the issuer trade at a price that reflects a spread above a benchmark rate, the comparable yield is the sum of the value of the benchmark rate on the issue date and the spread. Under the noncontingent bond method, the issuer’s reasonable determination of a comparable yield is respected and binding on holders of the CPDI.

Based on these factors, we estimate that the comparable yield of the Notes will be an annual rate of approximately 5.25%, compounded annually. Accordingly, U.S. Holders will accrue OID in respect of the Notes at a rate equal to the comparable yield. The amount of OID allocable to each annual accrual period will be the product of the “adjusted issue price” of the Notes at the beginning of each such annual accrual period and the comparable yield. The “adjusted issue price” of the Notes at the beginning of an accrual period will equal the issue price of the Notes, increased by the OID accrued in all prior periods. The amount of OID includible in income of each U.S. Holder for each taxable year will equal the sum of the “daily portions” of the total OID on the Notes allocable to each day during the taxable year in which a U.S. Holder held the Notes, regardless of the U.S. Holder’s method of accounting. The daily portion of the OID is determined by allocating to each day in any accrual period a ratable portion of the OID allocable to such accrual period.

Under the noncontingent bond method, the comparable yield of a CPDI is used to construct a projected payment schedule that reflects a projected payment at maturity and produces the comparable yield. U.S. Holders may obtain the projected payment schedule by contacting Mark F. Herzinger, Tax Director Barclays Capital at (973) 576-3403.

Under the noncontingent bond method, the projected payment schedule is not revised to account for changes in circumstances that occur while the Notes are outstanding.

The comparable yield and the projected payment schedule for the Notes are used to determine accruals of OID for tax purposes only and are not assurances by us or any of our affiliates with respect to the actual yield or payments on the Notes and do not represent expectations by any such person regarding a Note’s yield or the basket performance.

A U.S. Holder will generally be bound by our determination of the comparable yield and projected payment schedule for the Notes, unless the U.S. Holder determines its own projected payment schedule and comparable yield, explicitly discloses the schedule to the Internal Revenue Service (the “IRS”), and explains to the IRS the reason for preparing its own schedule. We believe that the projected payment schedule and comparable yield that we provide for the Notes will be reasonable and will therefore be respected by the IRS. Our determination, however, is not binding on the IRS, and the IRS could conclude that some other comparable yield or projected payment schedule should be used for the Notes.

Sale, Exchange, Retirement, or Other Disposition of the Notes

If the Payment at Maturity exceeds the projected payment amount in the projected payment schedule, a U.S. Holder will be required to include such excess in income as ordinary interest on the Maturity Date. Alternatively, if the Payment at Maturity is less than the projected payment amount, the shortfall will be treated as an offset to any OID otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the Maturity Date occurs, and any remaining portion of such shortfall may be recognized and deducted by the U.S. Holder as an ordinary loss that will not be subject to the two percent floor limitation imposed on miscellaneous deductions under section 67 of the Code.

A U.S. Holder will generally recognize gain or loss on the sale, exchange, or other disposition of a Note to the extent that the amount realized is more or less than its purchase price, increased by the OID previously accrued by the U.S. Holder on the Note. In general, any gain realized by a U.S. Holder on the sale, exchange or other disposition of a Note will be treated as ordinary interest income, and any loss realized will be treated as an ordinary loss to the extent of the OID previously accrued by the U.S. Holder on the Note, and the loss will not be subject to the two percent floor limitation imposed on miscellaneous deductions under section 67 of the Code. Any loss in excess of the accrued OID will be treated as a capital loss. The deductibility of capital losses by U.S. Holders is subject to limitations.

Information Reporting and Backup Withholding

Distributions made on the Notes and proceeds from the sale of Notes to or through certain brokers may be subject to a “backup” withholding tax on “reportable payments” unless, in general, the Noteholder complies with certain procedures or is an exempt recipient. Any amounts so withheld from distributions on the Notes generally would be refunded by the IRS or allowed as a credit against the Noteholder’s federal income tax, provided the Noteholder makes a timely filing of an appropriate tax return or refund claim.

Reports will be made to the IRS and to Noteholders that are not exempt from the reporting requirements.

$8,000,000

BARCLAYS BANK PLC

100% PRINCIPAL PROTECTED NOTES DUE APRIL 28, 2011

LINKED TO THE PERFORMANCE OF A BASKET OF

EQUITY INDICES

PRICING SUPPLEMENT

APRIL 27, 2006

(TO PROSPECTUS DATED SEPTEMBER 21, 2005 AND

PROSPECTUS SUPPLEMENT DATED SEPTEMBER 22, 2005)

Barclays Capital